SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

AYTU BIOPHARMA, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

054754858

(CUSIP NUMBER)

Taki Vasilakis

130 Main St. 2nd Floor

New Canaan, CT 06840

(203) 308-4440

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 054754858	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,086,812
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,086,812

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%[1]
14	TYPE OF REPORTING PERSON* IA, OO

1 Based upon a total of 5,523,874 shares of Common Stock outstanding, which is the sum of (i) 3,780,179 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 8, 2023, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2023, and (ii) 1,743,695 shares of Common Stock issued by the Issuer on June 13, 2023 in connection with the Offering.

CUSIP No. 054754858	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmot B. Harkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,086,812
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,086,812

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%[1]
14	TYPE OF REPORTING PERSON* HC, IN

1 Based upon a total of 5,523,874 shares of Common Stock outstanding, which is the sum of (i) 3,780,179 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 8, 2023, as reported in the Issuer’s 10-Q filed with the SEC on May 11, 2023, and (ii) 1,743,695 shares of Common Stock issued by the Issuer on June 13, 2023 in connection with the Offering.

CUSIP No. 054754858	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,086,812
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,086,812

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%[1]
14	TYPE OF REPORTING PERSON* HC, IN

1 Based upon a total of 5,523,874 shares of Common Stock outstanding, which is the sum of (i) 3,780,179 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 8, 2023, as reported in the Issuer’s 10-Q filed with SEC on May 11, 2023, and (ii) 1,743,695 shares of Common Stock issued by the Issuer on June 13, 2023 in connection with the Offering.

CUSIP No. 054754858	SCHEDULE 13D	Page 5 of 7

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company (“Nantahala”), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the “Reporting Persons”) on May 26, 2023 (the “Original Schedule 13D”), relating to Common Stock, par value $0.0001 per share (the “Common Stock”), of Aytu BioPharma, Inc. a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

This Schedule 13D relates to Common Stock of the Issuer purchased by Nantahala through the accounts of certain private funds and managed accounts (collectively, the “Nantahala Investors”). Nantahala serves as the investment adviser to the Nantahala Investors and may direct the vote and dispose of the 1,086,812 shares of Common Stock held by the Nantahala Investors. As the principals of Nantahala, Mr. Harkey and Mr. Mack may direct the vote and disposition of the 1,086,812 shares of Common Stock held by the Nantahala Investors.

Item 3.	Source and Amount of Funds

Item 3 of the Original Schedule 13D is amended and supplemented as follows:

As described further below in Item 4, on June 13, 2023 Nantahala acquired 815,217 shares of Common Stock, 815,217 Tranche A Warrants and 815,217 Tranche B Warrants for the Nantahala Investors pursuant to the Purchase Agreement for total consideration of $1,499,999.28. Nantahala made the investment using the Nantahala Investors’ cash on hand.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is amended and supplemented as follows:

On June 8, 2023, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with the Nantahala Investors and the other purchasers identified on the signature pages thereto, pursuant to which the Issuer agreed to issue and sell to the investors in an offering (the “Offering”) (i) an aggregate of 1,743,695 shares (the “Offered Shares”) of Common Stock, (ii) pre-funded warrants to purchase 430,217 shares of Common Stock (the “Pre-Funded Warrants”), (iii) Tranche A warrants to purchase 2,173,912 shares of Common Stock (the “Tranche A Warrants”), and (iv) Tranche B warrants to purchase 2,173,912 shares of Common Stock (the “Tranche B Warrants”, and together with the Tranche A Warrants, the “Common Warrants”). In connection with the closing of the Offering on June 13, 2023 (the “Closing Date”), the Nantahala Investors purchased an aggregate of (i) 815,217 Offered Shares of Common Stock, (ii) 815,217 Tranche A Warrants and (iii) 815,217 Tranche B Warrants.

The Nantahala Investors purchased each Offered Share and the accompanying Common Warrants at a combined public offering price of $1.84. The Common Warrants may be exercised for either shares of Common Stock or pre-funded warrants to purchase Common Stock at a future exercise price of $0.0001 per share (“Exchange Warrant”). The Common Warrants will be immediately exercisable at a price of $1.59 per share (or $1.5899 per Exchange Warrant), however, Nantahala may not currently exercise the Common Warrants on behalf of the Nantahala Investors, due to the limitation on exercise that prevents the Nantahala Investors from exercising the Common Warrants if such exercise results in the Nantahala Investors beneficially owning in excess of 9.99% of shares of the Issuer’s Common Stock. The Tranche A Warrants will expire upon the earlier of (i) five years after the date of issuance, and (ii) 30 days following the closing price of the Issuer’s Common Stock equaling 200% of the exercise price for at least 40 consecutive trading days. The Tranche B Warrants will expire upon the earlier of (x) five years after the date of issuance, and (y) 30 days following the Issuer’s achievement of consolidated trailing twelve-month adjusted EBITDA, as defined in the Purchase Agreement, of $12 million.

Additionally, pursuant to the terms of the Purchase Agreement, the Issuer provided Nantahala the right to appoint one member of the Issuer’s Board of Directors (the “Board”) and one member of each Board Committee as well as the right to nominate an additional Board member mutually agreeable to Nantahala and the Issuer. Following and in connection with the closing of the Offering, the Company appointed Abhinav Jain of Nantahala to the Board and to each of the Audit Committee, Compensation Committee, and Nominating and Governance Committee of the Board.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated as follows:

(a) The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon a total of 5,523,874 shares of Common Stock outstanding, which is the sum of (i) 3,780,179 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 8, 2023, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2023, and (ii) 1,743,695 shares of Common Stock issued by the Issuer in connection with the Offering.

Nantahala, as the investment adviser of the Nantahala Investors, may be deemed to beneficially own the 1,086,812 shares of Common Stock held by the Nantahala Investors, representing approximately 19.7% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Harkey and Mr. Mack, as principals of Nantahala, the investment adviser of the Nantahala Investors, may also be deemed to beneficially own the 1,086,812 shares of Common Stock beneficially held by the Nantahala Investors, representing approximately 19.7% of the issued and outstanding shares of Common Stock of the Issuer.

 (b) Nantahala, Mr. Harkey and Mr. Mack have the shared power to vote and dispose of the Common Stock reported in this Schedule 13D.

(c) Other than the transactions reported herein, no Reporting Person or Other Officer has effected any transactions in the Common Stock of the Issuer since the Original 13D.

(d) The Nantahala Investors hold the shares of Common Stock reported herein, including more than 5% of the outstanding shares of Common Stock beneficially owned by the Reporting Persons but held by Blackwell Partners LLC - Series A. No person other than the Nantahala Investors is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is amended and supplemented as follows:

The information set forth in Item 4 to this Amendment No.1 to Schedule 13D regarding the Purchase Agreement, the Common Warrants and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated May 26, 2023 (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D (File No. 005-88813) filed with the SEC on May 26, 2023).

Exhibit 99.2	Form of Tranche A Warrant (incorporated by reference to Exhibit 4.11 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-271556) filed with the SEC on June 5, 2023).

Exhibit 99.3	Form of Tranche B Warrant (incorporated by reference to Exhibit 4.12 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-271556) filed with the SEC on June 5, 2023).

Exhibit 99.4	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.43 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-271556) filed with the SEC on June 5, 2023).

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2023

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Taki Vasilakis
Taki Vasilakis
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack